EXHIBIT 21

Description of Subsidiaries

As of September 30, 2008, Teleconnect Inc . has five subsidiaries, specifically: (i) Teleconnect Comunicaciones, S.A., a company organized under the laws of Spain; and (ii) ITS Europe S.L., a company organized under the laws of Spain. (iii) Teleconnect Telecom S.L., a company organized under the laws of Spain, (iv) PhotoWizz B.V., a company organized under the laws of Holland; and (v) Recarganet S.L., a company organized under the laws of Spain.

As of the date of this filing, August 12, 2009,   ITS Europe has been sold before a notary to a third party and the next shareholders’ meeting will seek approval from the shareholders to sell Teleconnect Comunicaciones SA and Teleconnect Telecom SL.  If approved, Teleconnect Inc would cease to have interests in Spain and would focus its future business strategy on a new retail business initially based in Holland.